Filed by URS Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Washington Group International, Inc.
Commission File No. of Subject Company: 001-12054

[The following is our 2007 Credit Suisse Engineering and Environmental Services Conference investor presentation.]

Credit Suisse Engineering and Environmental Services Conference June 7, 2007

Forward Looking Statement Statements contained in this presentation that are not historical facts may constitute forward-looking statements, including statements relating to the timing of and the satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized, including future revenues, future net income and EBITDA, future cash flows, future competitive positioning and business synergies, future expectations that the merger will be accretive to GAAP and cash earnings per share, future market demand, future benefits to stockholders, future debt payments and future economic and industry conditions. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "expect," "plan," "may," "will," "could," "should," "believe," "predict," "potential," "continue" and similar expressions are also intended to identify forward- looking statements. URS believes that its expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties that could cause actual results to differ materially from the results predicted or implied by the forward-looking statement. The potential risks and uncertainties include, but are not limited to: potential difficulties that may be encountered in integrating the merged businesses; potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies and the satisfaction of other closing conditions to the transaction, including the receipt of regulatory approvals; competitive responses to the merger; an economic downturn; changes in URS' book of business; URS' compliance with government contract procurement regulations; URS' ability to procure government contracts; URS' reliance on government appropriations; the ability of the government to unilaterally terminate URS' contracts; URS' ability to make accurate estimates and control costs; URS' ability to win or renew contracts; URS' and its partners' ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; a decline in defense spending; industry competition; URS' ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; URS' leveraged position and ability to service its debt; risks associated with international operations; business activities in high security risk countries; third party software risks; terrorist and natural disaster risks; URS' relationships with its labor unions; URS' ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in URS' Form 10-Q for its quarter ended March 30, 2007, as well as in the Joint Proxy Statement/Prospectus of URS and the Washington Group to be filed, and other reports subsequently filed from time to time, with the Securities and Exchange Commission. These forward-looking statements represent only URS' current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. URS does not assume any obligation to update any forward-looking statements.

Additional Information and Where to Find It In connection with the proposed transaction, URS and Washington Group will be filing documents with the Securities and Exchange Commission (the "SEC"), including the filing by URS of a registration statement on Form S-4, and URS and Washington Group intend to file a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877- 877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com. URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS' proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group's proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.

URS Company Overview Successful growth strategy #1 engineering & design services firm in U.S. and worldwide* Tier 1 Federal contractor Two operating divisions Approximately 29,500 professionals in more than 20 countries * Source: ENR Magazine, April 2007, The Top 500 Design Firms, and ENR Magazine, July 2006, The Top 150 Global Design Firms

Key Investment Highlights Attractive Operating Risk Profile Deliver professional services Flexible cost structure Diversified markets, services, clients, and geographies Positioned for Future Growth Acquisition strategy has created a critical mass All client sectors poised for long-term growth, driven by: Growth in the economy Strength in end-markets Growing $13 Bn book of business Financial Strength Strong cash flow generation Low capital requirements to support growth Financial position getting stronger

A Successful Track Record of Integrating Acquisitions 1990 0.1 1996 0.3 1997 0.4 1998 0.8 1999 1.4 2000 2.2 2001 2.3 2002 2.4 2003 3.2 2004 3.4 2005 3.9 2006 4.2 2007 4.65 3.9 Based on combined 2007 revenues as if the transaction closed on 1/1/07; $3.9Bn and $4.65Bn of revenues for Washington Group International and URS, respectively, based on the most recent guidance (middle of the range for Washington Group International). Ranking by ENR Magazine. (Revenues, $Bn) Commercial / Industrial $8.6(1) URS Market Position(2) #17 #7 #6 #2 #1 #1 #1 #1 #1 #1 #1 NA Successful Execution of Growth Strategy Infrastructure/ Public Sector Transportation International Expansion PM/CM, Transit, Private Sector Federal O&M

Diversified Revenue Base State & Local Government International Private Industry Federal - EG&G Federal - URS 22% 10% 31% 10% 27% Q1'07 Revenues 41%

Diversified Market Portfolio URS EG&G FY06 revenues: $2,805 MM #1 engineering design services firm in U.S. and worldwide* FY06 revenues: $1,451 MM Tier 1 federal contractor for support services Tran 35 13 6 27 Homeland Security 7 Defense Systems 74 Installations & Logistics 19 Water 9 Defense Systems 7% 74% 19% Installations and Logistics Homeland Security * Source: ENR Magazine, April 2007, The Top 500 Design Firms, and ENR Magazine, July 2006, The Top 150 Global Design Firms Transportation 25 Environmental 30 Facilites 20 Industrial Infr. 15 Water/Wastewater 10 Transportation Environmental Facilities Water / Wastewater Industrial Infrastructure & Process 25% 15% 20% 30% 10%

Federal Sector: Business Overview Serve over 25 federal agencies 85% DoD and Homeland Security Key Markets Defense systems Homeland security Installations and Logistics Environmental Facilities Toole Chemical Agent Disposal Facility Sandra Day O'Connor US Courthouse

Federal Sector: Long Term Growth Drivers

- Increasing DoD and DHS budgets; continued outsourcing trend
- Significant growth in O&M spending and military construction; O&M spending forecast to increase to over $235 Bn in FY08
- High operational tempo impact on platforms
- FY07 $70 Bn Bridge funding plus $95.5 Bn Congressional FY07 DoD Supplemental
- Major base realignment and closure (BRAC) program- $20 Bn market; $10 Bn addressable by URS

DoD Topline Budget



9.8% CAGR FY02-FY08
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
FY02 FY03 FY04 FY05 FY06 FY07 FY08
Total 061
O&M

Source: DoD FY08 Budget Submission

Significant O&M Spending



2007 DoD Request With Supplemental
Family Housing 1%
Mil Con 2%
Rev & Mgmt 1%
RDT&E 13%
Military Personnel 23%
Procurement 21%
O&M 39%

Source: DoD FY07 Supplemental Request

DHS Topline Budget



3.6% CAGR FY07-FY11
$ Billions
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
FY07 FY08 FY09 FY10 FY11
Discretionary
Addressable

Source: URS estimates based upon GEIA Vision 2006 Forecast.

10

Federal Sector: Projects Contract Field Teams (CFT) - U.S. Air Force/ U.S. Army DOD contractor providing maintenance and repair services to military ground and aviation systems worldwide Undergraduate Flight Training (UFT)- U.S. Air Force Aircraft flight training for pilot trainees including academics, simulator instruction and curriculum development Hickam Air Force Base- U.S. Air Force Provide design and construction services for a 60,000 sq. ft. corrosion control hangar and 20,000 sq. ft. maintenance shop to support the beddown of C-17 aircraft

Los Angeles Central Library Key markets Transportation Facilities Water/Wastewater Competitive advantages Presence in all 50 states Long term relationships Long term growth drivers Strength of state budgets Growing demand to rebuild and upgrade aging infrastructure Bond measures SAFETEA-LU funding Public Private Partnerships State and Local Sector: Business Overview Baltimore/Washington International Airport 17th Street Causeway Bridge

Sacramento-San Joaquin Delta Project management, geotechnical, civil and environmental design, and construction inspection of California's eroding levee system Homeland Security Vulnerability assessments, exercises supported by state and local grant programs EG&G expertise, URS office network I-80 East (San Francisco) to I-580 East (Oakland) Connection Emergency demolition of upper roadway Construction services to one of the busiest freeway interchange complexes in the U.S. State/Local Sector: Projects

Strong recurring revenue base Growing importance of Master Service Agreements (MSAs) Approximately 2,300 clients, including more than half of Fortune 500 Broad range of services Environmental engineering and compliance support Process engineering Facilities design Long term growth drivers Economic growth Outsourcing trends: consolidation of suppliers Increasing significance of MSAs Environmental regulations Growing market for SO2 reduction Private Sector: Business Overview

Private Sector: Projects Tennessee Valley Authority $1.5 Bn multi-year flue gas desulphurization (FGD) scrubber program A 60/40 JV with Mitsubishi Heavy Industries; JV controlled by URS BP Environmental Program Providing investigation, environmental consulting and remediation services Two multi-year contracts with maximum value of $130 MM DuPont Outsourcing Partnership Exclusive relationship for environmental services On-going since 1997

Financial Review

Balance Sheet ($ in millions)

Income Statement ($ in millions, except per share data)

Cash Flow Statement ($ in millions)

Growing Book of Business ($ in millions) Backlog Designations IDCs Option Years FY 2003 3662 1150 2893 1358 FY 2004 3823 1333 3550 1367 FY 2005 3838 1476 5065 1092 FY 2006 4637 1581 5178 1010 Q1'07 5018 1969 5004 1159 Backlog Designations IDCs Option Years $12,406 $9,063 $10,073 ($ MM) $11,471 $13,150

Washington Group Acquisition: Strategic Rationale Leadership Positions in Key Growth Markets Infrastructure and Power DoE and DoD Industry Leading Global Scale Combined revenues of $8.6 Bn and 54,500 employees, projects in over 50 countries Broader Service Capabilities From Front-End Engineering to O&M Larger and more complex full-service program management Strong Financial Position Industry leading revenue and EBITDA Strong backlog and cash flows Creating a Well Diversified "Single-Source" Engineering, Construction and Management Services Company

Transaction Overview Per Share Consideration $43.80 in cash and 0.772 share of URS stock Valued at $80.00 per Washington Group share based on URS closing price on 5/25/07 of $46.89 Implied consideration mix of 55% cash / 45% stock Post transaction, Washington Group stockholders will own approximately 31% of URS Transaction Value $2.6 Bn Equity Value as of 5/25/07 Financing Fully committed financing for cash portion of consideration Tax Consideration Stock portion of merger consideration intended to be tax-free to Washington Group stockholders Approval Process URS and Washington Group stockholder approvals Regulatory and government approvals Expected Closing 2H 2007, subject to customary closing conditions

Who is Washington Group International? Integrated engineering, construction and management services company Well positioned in key growth markets Power (Fossil and Nuclear) Infrastructure #1 DOE environmental management firm Strong Positions in Defense, Industrial/Process, and Mining 2006 Revenue: $3.4 Bn 2006 EBITDA: $168 MM 2006 Net Income: $81 MM 25,000 employees in 30 countries

Washington Group's Fast Growing Global Markets Technical Consulting Engineering & Design Construction Facility Start-up Operations & Maintenance Shut-down & Decommission Project Development Project Management $60 Billion* Oil Sands Development $2 Trillion* Oil & Gas Development $3.6 Trillion* Water Resources $1.6 Trillion* Global Homeland Security & Threat Reduction $160 Billion* New Mining Projects $100 Billion* New Commercial Nuclear Power $30 Billion* U.K. Nuclear Cleanup * Estimated market sizes over the next decade E&E Power Mining I/P Infrastructure Defense

Combined Company Summary 4th largest public E&C company #1 Engineering Design Services firm #1 DOE environmental management firm Tier 1 Federal contractor Industry leading scale Leader in safety 54,500 employees Projects in over 50 countries 2007 combined revenues of $8.6 Bn

Capital Structure Estimated debt at closing: $1.5 Bn Consideration includes 45% equity to optimize capital structure Estimated Debt/Total Cap of 37% at Closing Estimated Debt/EBITDA of 3.2x is very manageable and lower than our past acquisitions Committed to deleveraging and maintaining a strong balance sheet Significant combined free cash flow generation URS has demonstrated its ability to de-lever post acquisitions (from nearly $1 Bn in 2002 to $0.2 Bn in 2006) Sufficient capacity for Letters of Credit and bonding needs

Financial Benefits Cash EPS expected to be Accretive in 2008 and beyond GAAP EPS neutral to accretive in 2008 and accretive in 2009 and beyond Does not include impact of potential revenue synergies Combined Backlog > $11 Bn Industry Leading EBITDA Strong Cash Flows

EBITDA Reconciliation Interest expense includes write-off of deferred financing fees of $5.1 MM for Washington Group In addition to the financial measures prepared in accordance with GAAP, we use the non-GAAP financial measure "EBITDA." EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of operating performance under GAAP. We believe that the use of this non-GAAP measure helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. When analyzing our operating performance, investors should not consider this non-GAAP measure as a substitute for net income prepared in accordance with GAAP. 2006 EBITDA Reconciliation Washington ($ MM) URS Group Combined Net Income 113.0 80.8 Taxes 84.8 30.6 Interest Expense (1) 19.7 11.3 Depreciation and Amortization 39.8 45.0 EBITDA 257.3 167.7 425.0

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